UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Trading update and Strategic review, dated 29 August 2019

 29  August 2019

Micro Focus International plc
Trading update and Strategic review

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, is today providing a trading update for the 12 months ending 31 October 2019 and revising its guidance for the full year.

The Board has concluded that recent trading means that the Group does not expect to meet the constant currency revenue guidance of minus 4% to minus 6%, for the full year to 31 October 2019, compared to the 12 months ended 31 October 2018. Weak sales execution has been compounded by a deteriorating macro environment resulting in more conservatism and longer decision making cycles within our customer base. There remains a significant pipeline of business opportunity being pursued but to be within the current guidance range a highly challenging percentage of this pipeline would need to close prior to year end. As such the board considers it appropriate to revise the guidance range for the year ending 31 October 2019 to minus 6% to minus 8%.

Against this backdrop the Board has decided to accelerate a strategic review of the Group's operations. This review will focus on what in addition to execution improvements are required to optimise the value of our broad portfolio of products and it will consider a range of strategic, operational and financial alternatives available to the Company.

Stephen Murdoch, Chief Executive Officer, said: "Following the recent disappointing trading performance, we have determined that it is appropriate to accelerate the undertaking of a strategic review of the Group's operations with a view to determining where performance can be improved and how the business can be better positioned to optimise shareholder value. We are fully committed to meeting the needs of our customers through the ongoing delivery of innovation within our exceptional product portfolio.  Whilst the review is taking place management will continue to drive previously targeted improvements in business performance and execute the operational initiatives already in place."

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman         Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                            Tel: +44 (0) 20 7404 5959
Jonathan Glass                                                   MicroFocus@brunswickgroup.com
Craig Breheny
Eden Yates

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 29 August 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer